Exhibit 5.2

January 11, 2017

NBCUniversal Media, LLC

30 Rockefeller Plaza

New York, New York 10112

Re:	NBCUniversal 2011 Deferred Compensation Plan

Dear Ladies and Gentlemen:

We have served as counsel to NBCUniversal Media, LLC, a Delaware limited liability company (the “Company”), in connection with the registration by the Company of $100 million of Deferred Compensation Obligations (the “Obligations”) which may be issued pursuant to the Company’s 2011 Deferred Compensation Plan and the filing of a registration statement on Form S-8 relating to the Obligations (the “Registration Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Registration Statement.

As such counsel, we have made such legal and factual examination and inquiries as we have deemed necessary or appropriate for purposes of this opinion and have made such additional assumptions as are set forth below.

The Plan document states that the Plan was established to permit eligible employees of the Company and its controlled affiliates to defer the receipt of compensation otherwise payable to such eligible employees in accordance with the terms of the Plan. The Plan is unfunded and states that it is maintained primarily for the purpose of providing deferred compensation to select group of management or highly compensated employees. For the purpose of this opinion, we have assumed that (1) the Plan was duly adopted by the Company on January 29, 2011 and (2) the Plan is maintained primarily for the purpose of providing the opportunity to defer the receipt of compensation to a select group of management or highly compensated employees.

By its express terms, the participation in the Plan results in a deferral of income by employees for periods extending to the termination of covered employment or beyond. Accordingly, the Plan is an “employee pension benefit plan” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). However, as a Plan that is unfunded and maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees, the Plan is subject to parts 1 and 5 of Title I of ERISA, but not to any other provisions of ERISA.

The Plan is not designed or operated with the purpose of satisfying the requirements for qualification under section 401(a) of the Internal Revenue Code of 1986, as amended.

Parts 1 and 5 of Title 1 of ERISA do not impose any specific written requirements on non-qualified deferred compensation arrangements such as the Plan as a condition to compliance with the applicable provisions of ERISA. Further, the operation of the Plan pursuant to the written provisions of the Plan will not cause the Plan to fail to comply with parts 1 or 5 of Title 5 of ERISA.

On the basis of the foregoing, we are of the opinion that the provisions of the written document constituting the Plan complies with the requirements of ERISA pertaining to such provisions.

This opinion letter is issued as of the date hereof and is limited to the laws now in effect and in all respects is subject to and may be limited by future legislation, as well as by future case law. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Pepper Hamilton LLP

Pepper Hamilton LLP